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                              February 2, 2024

       Jon R. Ansari
       Chief Financial Officer
       Magyar Bancorp, Inc.
       400 Somerset Street
       New Brunswick, NJ 08901

                                                        Re: Magyar Bancorp,
Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            File No. 000-51726

       Dear Jon R. Ansari:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loans Receivable, page 36

   1.                                                   We note your disclosure
on page 36 that commercial real estate (   CRE   ) loans comprise
                                                        55.8% of your total
loan portfolio as of September 30, 2023. Given the significance of
                                                        CRE loans in your total
loan portfolio, please revise your disclosure, in future filings, to further disaggregate
the composition of your CRE loan portfolio by separately presenting by owner and non-owner
occupied, borrower type (e.g., by office, hotel, multifamily, etc.), geographic
concentrations, and other characteristics (e.g., current weighted average and/or range of
loan-to-value ratios, occupancy rates, etc.) material to an investor   s
                                                        understanding of your
CRE loan portfolio. In addition, please revise future filings to describe the specific
details of any risk management policies, procedures, or other actions undertaken by
management in response to the current environment.
 Jon R. Ansari
FirstName LastNameJon
Magyar Bancorp, Inc. R. Ansari
Comapany2,NameMagyar
February   2024       Bancorp, Inc.
February
Page 2 2, 2024 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note B     Summary of Significant Accounting Policies
15. Off-Balance Sheet Credit Related Financial Instruments, page 61

2. We note your disclosure on page 61 that the Company does not engage in the use of derivative financial instruments. However, we also note your disclosure on pages 83-84 that you were a party to interest rate derivatives during the fiscal years presented and also note tabular information about your use of derivatives. Please revise future filings to remove inconsistent disclosures and clarify your use of derivatives on page 61.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-3294
with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance